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Exhibit 16.1

[PKF Letterhead]

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Our ref. RJCP/ldm

25 February 2002

Ladies and Gentlemen

PKF, a partnership under the laws of the United Kingdom ("PKF-UK"), were previously independent public accountants for AremisSoft Corporation ("AremisSoft") and under date of March 20, 2001, we reported on the consolidated financial statements of AremisSoft and subsidiaries as of and for the years ended December 31, 2000 and 1999. On January 23, 2002, our appointment as independent public accountants was terminated. We have read the statements included under Item 4 of its Form 8-K/A filed February 22, 2002, and because of the following paragraphs, we are not in a position to agree with those statements.

In the third paragraph of its response to Item 4 of Form 8-K, AremisSoft describes certain questioning regarding various contracts which AremisSoft had previously entered into, describes the resignation of certain officers and directors, describes the retention of counsel and Deloitte & Touche to conduct a forensic investigation and describes certain announcements after that investigation, including the determination that AremisSoft could not substantiate approximately $90 million of revenue, that certain acquisitions made by AremisSoft were recorded at values not substantiated by information developed during the investigation and that only $1.7 million out of total recognized revenue of $7.1 million of revenue relating to contracts with National Health Insurance Fund was collected. PKF-UK did not take part in the referenced investigation and PKF-UK has not been provided with any particulars regarding such investigation. Accordingly, PKF-UK is not in a position to either agree or disagree with any of the statements contained in that paragraph. However, on July 12, 2001, PKF-UK was retained by ArernisSoft to perform certain agreed upon procedures regarding revenues recognized and amounts received relating to the NHIF contracts. In connection with those agreed upon procedures, on August 2, 2001, PKF-UK provided to AremisSoft a list of items that had come to PKF-UK's attention during the conduct of those procedures. Among those items was the fact that only $1.7 million of the $7.1 million of revenue derived from the NHIF contract had been received by AremisSoft. In that letter, PKF-UK also informed AremisSoft that $5.391 million of proceeds relating to the contracts had not been traced to cash receipt by the Company, and that portions of those funds may have been transferred to a third party based on instructions of the then President of the Emerging Markets Group and that the justification for such transfers had not been provided by AremisSoft. Finally, PKF-UK pointed out that it had determined that certain documentation obtained during the review was different from documentation AremisSoft provided to PKF-UK in support of the transactions at the time of PKF-UK's audit for the year 2000. PKF-UK requested AremisSoft to make further investigation of the items and provide PKF-UK with further documentation and explanation regarding those items. AremisSoft did not respond to PKF-UK's requests for such information. PKF-UK believes that the forensic investigation referred to by AremisSoft in this paragraph flowed from the information developed by PKF-UK and provided to AremisSoft for further evaluation.

In the fourth paragraph of its response to Item 4 of Form 8-K, AremisSoft describes certain statements it made in its Form 8-K relating to adjustments of its prior periods financial statements. PKF-UK refers to that Form 8-K for the contents thereof and, accordingly, PKF-UK neither agrees nor disagrees with AremisSoft's description thereof. However, PKF-UK notes that AremisSoft has not announced a quantification of possible restatement, if any, and that on February 11, 2002, AremisSoft announced that certain vital financial information was missing and unavailable from the books and records of AremisSoft's Emerging Markets Group and its Cyprus-based corporate operation, and consequently, AremisSoft had been unable to issue current financial statements or to restate prior period financial statements.

In the fifth paragraph of its response to Item 4 of Form 8-K, AremisSoft describes the contents of a letter dated December 7, 2001 from PKF-UK to AremisSoft. While it is correct that letter informed AremisSoft that PKF-UK's auditors' report on the consolidated financial statements as of and for the years ended December 31, 2000 and 1999 should no longer be associated with those financial statements, AremisSoft did not at that time, nor at any time prior to this date, indicate to PKF-UK that it agreed with PKF-UK's decision as reflected in that letter. Further, PKF-UK points out that its letter dated December 7, 2001 informed AremisSoft that PKF-UK believed that, based on AremisSoft's public statements, a securities fraud suit against the Company and two former senior officers brought by the Securities and Exchange Commission, and certain information and representations provided to it by management, the auditors' report of PKF-UK must no longer be associated with those financial statements. PKF-UK refers to that letter for its full contents and information contained therein.

PKF-UK believes that AremisSoft's response contained in the sixth paragraph of its response to Item 4 of Form 8-K is not a response required by the instructions to Item 4 of Form 8-K and therefore PKF-UK can neither agree nor disagree with AremisSoft's description thereof. Further, PKF-UK refers to its comments contained in the fourth through the ninth sentences of the second paragraph of this letter.

In the seventh paragraph of its response to Item 4 of Form 8-K, AremisSoft states "Based on facts obtained during its forensic investigation, current management of AremisSoft believes that the auditing scope and procedures employed by PKF in connection with the audit of AremisSoft's financial statements at and for the year ended December 31, 2000 were not appropriate or adequate." PKF-UK has never been informed until AremisSoft prepared this filing on Form 8-K that AremisSoft believed that the auditing scope and procedures employed by PKF-UK in its audit of AremisSoft's financial statements at and for the year ended December 31, 2000 were not appropriate or inadequate. Based on the information in its possession, PKF-UK believes AremisSoft does not have sufficient, complete or substantiated information relating to PKF-UK's audit scope or audit procedures that could provide AremisSoft with a reasonable basis to make such an assertion. Further, PKF-UK is not aware of facts obtained during AremisSoft's forensic investigation that could reasonably lead AremisSoft to reach such a conclusion. Finally, PKF-UK does not believe that the statement made by AremisSoft constitutes a reasonable reporting item under the reporting requirements of Item 4 of Form 8K, and believes that such statements constitute inappropriate posturing by AremisSoft. Accordingly, PKF-UK disagrees with the statements made in paragraph 7 of Item 4 of the Form 8-K.

Yours faithfully

/s/ P.K.F
PKF-UK

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  Exhibit 16.1